Exhibit 99.3

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	23 August 2013

SIMS METAL MANAGEMENT ANNOUNCES

FISCAL 2013 FULL YEAR RESULTS

RESULTS AT A GLANCE

STATUTORY (A$m)	FY13	FY12	Change %
Sales revenue	7,193.0	9,035.7	(20.4)
EBITDA[1]	(41.5)	182.2	(122.8)
EBIT	(469.4)	(623.3)	(24.7)
NPAT	(466.1)	(622.5)	(25.1)
EPS (cents) – diluted	(228.1)	(302.4)	(24.6)
UNDERLYING (A$m)	FY13	FY12	Change %
Sales revenue	7,193.0	9,035.7	(20.4)
EBITDA[1]	191.4	253.4	(24.5)
EBIT	67.9	123.5	(45.0)
NPAT	17.1	74.0	(76.9)
EPS (cents) – diluted	8.3	35.6	(76.7)

[1]	EBITDA is an unaudited measurement of non-conforming financial information.

Sims Metal Management Limited (the “Company”) today announced a statutory net loss after tax of $466.1 million for FY13, representing a loss per share of 228.1 cents. Underlying net profit after tax was $17.1 million, representing underlying earnings per diluted share of 8.3 cents, for the year ended 30 June 2013. See the Reconciliation of Statutory Results to Underlying Results for the Years Ended 30 June 2013 and 2012 in the Appendix 4E for more information.

Sales revenue of $7,193.0 million in FY13 was down 20% compared to the prior year. The decrease in sales revenue was due to lower average ferrous and non-ferrous scrap prices as well as lower sales volumes which decreased 12% versus the prior year.

Statutory earnings before interest, tax, depreciation and amortisation (EBITDA) for FY13 was a loss of $41.5 million, 123% lower than the prior year. Underlying EBITDA of $191.4 million was 24% lower than the prior year. The decline in underlying EBITDA was primarily related to the European operations where especially weak business conditions intensified competition for unprocessed raw materials. Additionally, lower non-ferrous and precious metal prices negatively impacted the global e-recycling business (SRS), decreasing the value of processed material and compressing margins.

Underlying EBITDA for North America of $102.3 million increased 30% over the prior year, despite a decline in ferrous scrap prices and lower sales volumes. The North American Metals business gained from higher sales margins and underlying controllable cost reductions of $48.4 million over FY12.

Underlying EBITDA for Australasia of $78.9 million was 13% lower compared to the prior year, primarily due to lower gains from commodity derivatives held for hedging purposes in FY13. Earnings benefited from $10.0 million in underlying controllable cost savings; which were offset by declining ferrous scrap prices leading to tighter sales margins.

Underlying EBITDA for Europe of $10.2 million was 88% lower compared to the prior year, due to sustained weak economic conditions and lower non-ferrous and precious metal prices. Towards the end of FY13 new management was appointed for both the UK Metals and Global SRS businesses. Early stage business reviews have taken place across both businesses with the benefits of restructuring efforts expected to be realised over FY14.

Significant reductions to underlying controllable costs were achieved during FY13. Costs savings realised across the Metals Recycling businesses were partially offset by increased costs within the SRS business, leading to a net controllable cost reduction for the group of $44.9 million over FY12. Reducing controllable costs will remain a focus for management during FY14.

Net debt at 30 June 2013 was $153.8 million, a reduction of $138.4 million from 30 June 2012. Net debt over total capitalisation declined to 7.4%, from 11.3% at 30 June 2012.

FINAL DIVIDEND

The Company’s dividend policy is to distribute 45% to 55% of NPAT, subject to the Board’s discretion. In the absence of statutory NPAT, after looking through goodwill impairment, the Company has determined not to pay a final dividend for FY13. The Company’s dividend policy remains unchanged.

CAPITAL EXPENDITURES

Capital expenditures were $149.0 million during FY13. Prudent use of shareholders capital and pursuit of low gearing remains a key focus for management. The Company’s capital expenditure plan for FY14 is currently expected to be circa $80 million.

MARKET OUTLOOK

Ferrous scrap markets saw East Coast export markets improving US$30/t in July with another US$10/t through the first half of August. West Coast export markets lagged in July, but have shown increasing demand in August. Non-ferrous prices have experienced some upward momentum since the start of FY14, but markets remain both unpredictable and volatile. At present, however, trading liquidity remains firm in the Company’s primary deep sea ferrous and international non-ferrous markets.

Underlying fundamentals for scrap generation have shown steady improvement in the US. Consumer confidence, a key leading indicator for consumer scrap creation, reached a five year high in June. Correspondingly, auto and major household appliances sales have also increased. New auto sales in the US reached an annualised rate of 15.9 million vehicles in June, up 10% year-over-year. As well, US manufacturer’s shipments of major appliances were up 7% year-to-date in June. While the Company has yet to see a significant change in the scrap intake thus far in FY14, the broader macro trend in North America is encouraging.

The Company remains focused on business factors most within its control; including maximising gross margin through careful management of the trade-off between intake pricing and volumes, attention to capacity utilisation, and operational cost reductions. The cost reduction strategies, which began in FY13, continue across all geographies and businesses. Management expects the benefits of portfolio optimisation strategies implemented in North America, including the divestiture of under-performing businesses since the start of FY13, will begin to take hold in FY14. Additionally, the UK Metals and SRS businesses in Europe, which were aggressively restructured towards the end of FY13, have begun to stabilise around our new management structures in Europe.

CEO UPDATE

On 30 June 2013, Daniel W Dienst retired as an Executive Director and Group CEO. Effective 1 July 2013, the Board created a Global Leadership Team to serve in lieu of the Group CEO while the search for a new CEO is accomplished. The Board continues to evaluate candidates for the role and has narrowed the field to external candidates. The Board expects to announce an appointment by the end of the first quarter of FY14.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 18 March 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,300 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 86% of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2013. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

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